Exhibit 12

Consolidated Ratios of Earnings to Fixed Charges

	Nine months ended September 30, 2008	Years ended December 31,
		2007	2006	2005	2004	2003
Excluding interest on deposits	1.05	3.70	4.19	7.79	17.71	14.60
Including interest on deposits	1.01	1.58	1.81	2.29	2.73	2.37

	Nine months ended September 30, 2008	Years ended December 31,
(dollars in thousands)		2007	2006	2005	2004	2003
Income before income taxes	$472	$44,134	$44,236	$41,323	$31,866	$27,841

Interest on deposits	$36,444	$59,930	$40,838	$25,983	$16,537	$18,304
Borrowings and long-term debt	8,455	15,467	13,074	5,312	1,586	1,729
1/3 of net rental expense	704	886	779	778	321	318

Total fixed charges, including interest on deposits	$45,603	$76,283	$54,691	$32,073	$18,444	$20,351

Total fixed charges, excluding interest on deposits	$9,159	$16,353	$13,853	$6,090	$1,907	$2,047